

June 21, 2021

Jason Katz
Chief Executive Officer
Paltalk, Inc.
30 Jericho Executive Plaza, Suite 400E
Jericho, NY 11753

      Re: Paltalk, Inc.
           Registration Statement on Form S-1
           Filed June 11, 2021
           File No. 333-257036

Dear Mr. Katz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services

cc: Greg R. Samuel, Esq.